UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) July 12, 2012

S&W SEED COMPANY
(Exact Name of Registrant as Specified in Its Charter)

Nevada
(State or Other Jurisdiction of Incorporation)

001-34719	27-1275784
(Commission File Number)	(IRS Employer Identification No.)

25552 South Butte Avenue Five Points, CA	93624
(Address of Principal Executive Offices)	(Zip Code)

(559) 884-2535
(Registrant’s Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.   Entry into a Material Definitive Agreement

On July 12, 2012, S&W Seed Company (the "Company") entered into a two-and one-half year employment agreement effective July 1, 2012 with Daniel Z. Karsten, the Company's Executive Vice President and Chief Operating Officer. Mr. Karsten has been overseeing the operations of the Company's mill as Plant Manager since August 2008 and was promoted Executive Vice President and Chief Operating Officer in June 2010. Prior to entering into the new agreement on July 12, 2012, Mr. Karsten served the Company without an employment agreement.

Under the terms of the agreement, Mr. Karsten will receive an annual base salary of $115,000, which will be subject to review at least annually by the Company's Compensation Committee (the "Committee"). The Base Salary will be increased to $125,000, effective on the first day of the quarter following the first material acquisition after the effective date of July 1, 2012. Any other increases in the Base Salary will be made in the discretion of the Company's Compensation Committee. Mr. Karsten will also be entitled to bonus compensation to reflect his and the Company's achievements and efforts from time to time, as determined by the Committee. Mr. Karsten also remains eligible to participate in the Company's incentive stock plan and other equity incentive plans that may be adopted from time to time.

The agreement further provides certain termination arrangements, including: (i) in the event of a termination without cause (as defined in the agreement), Mr. Karsten will receive three months' of his then-current base salary as severance; (ii) in the event of a change of control (as defined in the agreement) in which Mr. Karsten is not retained in a comparable position, he will receive 12 months of base salary and his equity grants and awards will fully vest and be non-forfeitable; (iii) in the event of termination for cause, all vesting will immediately terminate, and only the earned and unpaid base salary will be paid; and (iv) in the event of other termination events, including death or disability, all payments will terminate immediately, other than payments earned and unpaid, and equity awards will be treated in the manner provided in the applicable plan and award agreement.

The agreement will terminate on December 31, 2014.

The description above is a summary of Mr. Karsten's employment agreement and is qualified in its entirety by the employment agreement which is filed as Exhibit 10.1 to this report.

Item 9.01. **Financial Statements and Exhibits**

    (d)   Exhibits

Exhibit	Description
10.1	Employment Agreement between the Registrant and Daniel Z. Karsten, effective July 1, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

S&W SEED COMPANY

By: _____ /s/ Matthew K. Szot _____
Matthew K. Szot
Senior Vice President and Chief Financial Officer

Date: July 18, 2012